Contact

www.linkedin.com/in/alan-kelley-147900 (LinkedIn)
www.sjfventures.com (Company)

Top Skills

Venture Capital
Investments
Entrepreneurship

Alan Kelley

Venture Capital Investor
San Anselmo, California, United States

Summary

Investing in consumer & enterprise software, food and climate companies. Investments include Carrum Health, Cooks Venture, Easy Metrics, Elemeno Health, LeadGenius, MediaMath, MedPage Today, Revalue Nature, Ryla, ServiceChannel, Vital Farms and Yieldbot.

Previously managed Internet and technology mutual fund that ranked in top 20% of Lipper Science and Technology Funds peer group.

GOALS
To extend my knowledge of exciting investment opportunities with young, innovative companies.

Specialties: digital media, consumer & enterprise software, food and climate.

Experience

SJF Ventures
Managing Director
September 2006 - Present (17 years 11 months)

Invest in small companies that tend to have between 5 and 50 employees.

Milestone Venture Partners
Venture Capital Partner
2005 - 2006 (1 year)

Sourced and reviewed deals for NY-based venture capital partnership.

Trusco Capital
VP, Mutual Fund Mgr
1995 - 2004 (9 years)

Managed three investment products:
1. Internet and technology mutual fund

2. Long-short fund
3. Multi-strategy investment product

Education

Duke University

BA, Public Policy · (1991)

Emory University - Goizueta Business School

Master of Business Administration - MBA · (1999)